J.P.Morgan

J.P. Morgan Balanced Capital Strength Index 8.5%

OVERVIEW

The J.P. Morgan Balanced Capital Strength Index 8.5% (the "Index") is a rules-based index designed to track the performance of a hypothetical investment in a notional dynamic portfolio that consists of the Capital Strength Total Return Index, the PIMCO Total Return Exchange Traded Fund and a Cash Constituent while seeking to maintain a Target Volatility of 8.5%. The Index is subject to a daily deduction of 0.50% per annum index fee and a daily deduction of a synthetic borrowing cost calculated based on a composite LIBOR rate.

Index Features

- The Index has three constituents:
1. The Capital Strength Total Return Index (the "Equity Constituent").
2. The PIMCO Total Return Exchange Traded Fund (the "Bond Constituent").
3. The Cash Constituent bearing interest at a blended rate determined based on the 3-month and 2-month LIBOR rates.

- The Index is subject to a daily deduction of 0.50% per annum index fee and a daily deduction of a synthetic borrowing cost calculated based on the composite LIBOR rate.

- On a daily basis, the Index first seeks to identify a portfolio consisting solely of the Equity Constituent and Bond Constituents (together, the "Target Constituents") with a historic volatility of 8.5%, subject to minimum exposure of 0% and a maximum exposure of 100% for each Target Constituent.

- If no such portfolio exists, the Index will then select the combination of the Target Constituents with the lowest annualized realized volatility (the "Minimum Variance Portfolio") and scale down the exposure to this Minimum Variance Portfolio so as to have a realized volatility less than or equal to the Target Volatility, and allocate the remaining exposure to the Cash Constituent.

- Published on Bloomberg under the ticker JPUSBLCS <index>.



Hypothetical historical performance comparison: February 20, 2007 through June 30, 2015

- J.P. Morgan Balanced Capital Strength Index (Excess Return)
- S&P 500 Total Return Index (Excess Return)
- Barclays US Aggregate Bond Index (Excess Return)

See "Notes" below. For purposes of these examples, each index was set equal to 100 at the beginning of the relevant measurement period and returns are calculated arithmetically (not compounded).

Hypothetical historical returns and volatilities: February 20, 2007 through June 30, 2015

	JPUSBLCS (ER)	SPTR (ER)	LBUSTRUU (ER)
Annualized Return (Excess Return)	9.17%	5.58%	3.80%
Volatility	8.03%	21.99%	3.90%
Sharpe Ratio	1.14	0.25	0.97

See "Notes" below.

Hypothetical historical allocations of the Index (March 1, 2007 – June 30, 2015)



■ Equity Weight □ Fixed Income Weight ■ Cash Weight

2010	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Full Year
JPUSBLCS Index	-1.61%	1.39%	3.35%	0.62%	-3.93%	-0.57%	3.11%	-1.19%	5.15%	3.07%	-1.43%	2.72%	**10.80%**
2011	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Full Year
JPUSBLCS Index	0.93%	4.19%	0.34%	3.62%	0.57%	-0.99%	-1.96%	-3.58%	-2.69%	3.39%	-0.27%	1.97%	**5.30%**
2012	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Full Year
JPUSBLCS Index	3.27%	1.77%	3.60%	0.17%	-2.87%	2.13%	1.56%	0.89%	1.50%	-2.96%	1.04%	0.09%	**10.40%**
2013	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Full Year
JPUSBLCS Index	3.82%	2.82%	3.61%	2.06%	0.97%	-1.54%	2.55%	-2.76%	3.14%	4.06%	2.87%	1.04%	**24.85%**
2014	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Full Year
JPUSBLCS Index	-3.02%	2.62%	0.92%	0.15%	1.89%	0.37%	-0.53%	3.73%	-1.02%	1.63%	3.39%	-0.68%	**9.65%**
2015	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	YTD
JPUSBLCS Index	-0.57%	2.99%	-0.65%	-1.43%	1.31%	-2.05%							**-0.50%**

The Capital Strength TR Index

- The Capital Strength TR Index aims to provide exposure to well capitalized companies with strong market positions.
- The Capital Strength TR Index is an equal-dollar weighted index and is composed of 50 U.S. securities selected objectively based on cash on hand, debt ratios and volatility that meet the following criteria:
    - be a member of NASDAQ US Benchmark Index (NQUSB);
    - have a minimum three-month average daily dollar trading volume of $5 million;
    - must be in the top 500 securities by float adjusted market capitalization after meeting the above criteria;
    - have at least $1 billion in cash or short term investments;
    - have a long-term debt to market capitalization ratio that is less than 30%;
    - have a return on equity that is greater than 15%;
    - may not be issued by an issuer currently in bankruptcy proceedings; and
    - may not have entered into a definitive agreement or other arrangement which would likely result in the security no longer being eligible for inclusion in the Capital Strength TR Index.



The PIMCO Total Return Exchange Traded Fund

- An actively managed fund that does not seek to track the performance of an index
- Invests primarily in investment-grade debt securities

Selected Risks

- JPMS, the index calculation agent, may adjust the Index in a way that affects its level, and JPMS has no obligation to consider your interests.
- The Index may not be successful, outperform any alternative strategy that might be employed in respect of the Target Constituents or achieve its target volatility.
- The level of the Index will include the deduction of a fee and a borrowing cost.
- The daily adjustment of the exposures of the Index to its Target Constituents will vary, and may be partially uninvested in its Target Constituents
- By reducing its exposure to its Equity Constituent, the Index may significantly underperform its Equity Constituent.
- The exposure of the Index to its Bond Constituent may be greater, perhaps significantly greater, than its exposure to its Equity Constituent.
- The Index may have significant exposure to its Cash Constituent.
- The returns of the Target Constituents may offset each other or may become correlated in decline.
- The Index is subject to significant risks associated with fixed-income securities, including interest rate-related risks and credit risk.
- The Index is subject to the negative impact of an interest deduction.
- The Index comprises notional assets and liabilities.
- The Index and its Target Constituents each have a limited operating history and may perform in unanticipated ways.
- The Index is subject to market risks.
- The investment strategy used to construct the Index involves daily adjustments to its synthetic exposure to its Target Constituents.
- The Capital Strength TR Index is subject to the risk relating to its selection methodology.
- The PIMCO Total Return Exchange Traded Fund is an actively managed fund and is subject to different risks than passively managed funds.